UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Eurasia Energy Limited

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

298435 10 8

(CUSIP Number)

Nicholas W. Baxter

Downiehills, Blackhills, Peterhead

Aberdeenshire  AB42 3LB  U.K.

Telephone:  011-44-7881-81-44-31

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ❒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Nicholas W. Baxter

2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

Not Applicable

(b)

Not Applicable

3.

SEC Use Only:

4.

Source of Funds (See Instructions):

PF

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

❒

6.

Citizenship or Place of Organization:

British

Number of

7.

Sole Voting Power:

3,073,364

Shares-

Beneficially

8.

Share Voting Power:

3,073,364

Owned by Each

Reporting

9.

Sole Dispositive Power:

3,073,364

Person With

10.

Shared Dispositive Power:

3,073,364

11.

Aggregate Amount Beneficially Owned by Each Reporting Person:

3,073,364

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

❒

13.

Percent of Class Represented by Amount in Row (11):

12.64%

14.

Type of Reporting Person (See Instructions):

IN

Item 1.  Security and Issuer

This statement relates to the common stock, $0.0005 par value (“Common Stock”) of Eurasia Energy Limited, a Nevada corporation (the “Company”).  The principal executive office of the Company is located at Downiehills, Blackhills, Peterhead, Aberdeenshire, AB42 3LB  U.K., Scotland.

Item 2.  Identity and Background

(a)

This statement is being filed by Nicholas W. Baxter (“Baxter”).

(b)

Mr. Baxter’s business address is Downiehills Farm, Blackhills, Peterhead, Aberdeenshire AB42 3LB U.K.

(c)

Mr. Baxter is a self employed oil and gas industry consultant and geophysicist.

(d)-(e)

During the last five years, Mr. Baxter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mr. Baxter been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Baxter being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Baxter is a British citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Baxter subscribed for 73,364 units of the Company at a price of $0.25 per unit for total subscription proceeds of US$18,341 as part of a private placement on July 31, 2007.

Item 4.  Purpose of Transaction

Mr. Baxter acquired the securities for investment purposes.

On March 13, 2006, the Company’s directors adopted a 2006 stock option plan under which the Company is authorized to issue up to 2,000,000 common shares to its directors, officers and employees (the “2006 Stock Option Plan”).

On April 14, 2006, Mr. Baxter was granted 500,000 incentive stock options exercisable at $3.00 per share until April 14, 2011 under the Company’s 2006 Stock Option Plan.   On October 12, 2006, the Company’s directors decreased the exercise price of all stock options under the 2006 Stock Option Plan from $3.00 to $1.00 per share and on April 4, 2007, the Company’s directors further decreased the exercise price of all stock options under the 2006 Stock Option Plan from $1.00 to $0.25 per share.

On April 4, 2007, the Company’s directors adopted a 2007 stock option plan under which the Company is authorized to issue up to 2,000,000 common shares to its directors, officers and employees (the “2007 Stock Option Plan”).  Mr. Baxter was granted 500,000 incentive stock options exercisable at $0.25 per share until April 4, 2012 under the Company’s 2007 Stock Option Plan.

Item 5.  Interest in Securities of the Issuer

(a)-(b)

The following information is based upon a total of 24,315,135 shares of Company common stock which will be outstanding upon issuance of 4,000,000 private placement units sold by the Company on July 31, 2007.

Mr. Baxter beneficially owns 3,073,364 common shares of Company common stock, representing 12.64% of the outstanding common stock.  Mr. Baxter has the sole voting and dispositive power on his 3,073,364 common shares of the Company.  Mr. Baxter has the option to acquire an additional 500,000 common shares at $0.25 per share until April 14, 2011, 500,000 common shares at $0.25 per share until April 4, 2012 and 73,364 common shares until August 1, 2009.

(c)

Except as described herein, Mr. Baxter has not acquired or disposed of, any shares of the Company’s common stock during the past 60 days.

(d)-(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Baxter has entered into incentive stock option agreements with the Company dated April 14, 2006 and April 4, 2007 which grant Mr. Baxter an option to acquire 500,000 common shares at $0.25 per share exercisable until April 14, 2011 and 500,000 common shares at $0.25 per share exercisable until April 4, 2012.

Mr. Baxter also holds share purchase warrants to acquire up to an additional 73,364 common shares of the Company at $0.25 per share until August 1, 2009.

Item 7.  Material to Be Filed as Exhibits

10.1

2007 Stock Option Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2007

Date

/s/Nicholas W. Baxter

Signature

Nicholas W. Baxter

Name/Title